Exhibit 12.1
AMBAC FINANCIAL GROUP, INC.
RATIOS OF EARNINGS TO FIXED CHARGES

	Successor Ambac						Predecessor
					Period from May 1		Period from Jan 1
	Year Ended December 31,				through		through		Year Ended December 31,
($ in thousands, except ratios)	2015		2014		December 31, 2013		April 30, 2013		2012	2011
Earnings:
Pre-tax income (loss)	$510,058		$493,253		$512,316		$3,348,033		$(256,505)	$(1,882,949)
Fixed Charges	115,016		127,754		84,736		30,342		107,724	122,324
Earnings	$625,074		$621,007		$597,052		$3,378,375		$(148,781)	$(1,760,625)

Fixed charges:
Interest expense	$113,100		$125,891		$83,595		$29,718		$105,973	$119,997
Portion of rental expense deemed to be interest	1,916		1,863		1,141		624		1,751	2,327
Fixed charges	$115,016		$127,754		$84,736		$30,342		$107,724	$122,324

Ratio of earnings to fixed charges	5.4	x	4.9	x	7.0	x	111.3	x	*	*

*	Earning for the years ended December 31, 2012 and 2011 were inadequate to cover fixed charges by $256,505 and $1,882,949, respectively.